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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WAAHINGTON, D.C. 20549

FORM N-8(a)

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Companies Act of 1940 and in connection with such notification of registration submits the following information.

EPIC PRIVATE EQUITIES
5247 WILSON MILLS RD., #544
RICHMOND HEIGHTS, OHIO 44143

216 526-5391

Donald Goolsby Executor

5247 WILSON MILLS RD., #544
RICHMOND HEIGHTS, OHIO 44143

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A

NO

Item 1. Exact name of registrant.

EPIC PRIVATE EQUITIES

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Ohio 05/19/1972

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management Company).

Unit Investment Trust, Widely Held
Fixed Investment Trust,
Non-Mortgage Widely Held Fixed
Investment Trust

Item 5. If registrant is a management company:

    (a) state whether registrant is a "closed-end" company or an "open-end" company;

Open-End company

    (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

Diversified company

Item 6. Name and address of each investment adviser of registrant.

Tiered Expenditures' Group
1325 Ansel Rd., Suite 225
Cleveland, Ohio 44106

Item 7. If registrant is an investment company having board of directors, state the name and address of each officer and Directors of registrant.

NOT APPLICABLE

Item 8. If registrant is an unincorporated investment company not having a board of directors:

    (a) state the name and address of each sponsor of registrant;

Tiered Expenditures Group
1325 Ansel Rd., Suite 225
Cleveland, Ohio 44106

(b)   state the name and address of each officer and
      director of each sponsor of registrant;

                Donald Goolsby Executor Director
                    1325 Ansel Rd., Suite 225
                     Cleveland, Ohio 44106

(c)   state the name and address of each trustee and
      each custodian of sponsor;

             Donald Goolsby Executor/Transfer Agent
                    1325 Ansel Rd., Suite 225
                     Cleveland, Ohio 44106

Item 9.(a) State whether registrant is currently issuing and
           offering its securities directly to the Public. (yes
           OR NO).

                              YES

   (b)   If registrant is currently issuing and offering its
         securities to the public through an underwriter, state
         the name and address of such underwriter.

                         NOT APPLICABLE

   (c)   If the answer to item 9 (a)is no the answer to
         Item 9 (b) is "not applicable," state
         Whether registrant presently proposes to
         Make a public offering of its
         Securities (yes or no).

         NOT APPLICABLE

   (d)State whether registrant has any securities currently
   issued and outstanding (yes or no).

                              YES

(e) If the answer to Item 9(d) is "yes," state as of a
     date not to exceed ten days prior to the filing of this
     notification of registration the number of beneficial
     owners of registrant's outstanding securities (other than
     short-term paper) and the name of any company owning 10
     percent or more of registrant's outstanding voting

                         `

                    NOT APPLICABLE

Item 10. State the current value of registrants assets.

                    $4,157,373.00

Item 11. State whether registrant has applied or intends to
         apply for a license to operate as a small business
         investment Company under the Small Business Investment
                         YES

Item 12. Attach as an exhibit a copy of the registrant's last
         Regular periodic reports to its securityholders, if
         any.

[SEA   Signature:EPIC PRIVATE EQUITIES
                              EPIC PRIVATE EQUITIES

                      BY:TIERED EXPENDITURES
                         TIERED EXPENDITURES

                      BY:DONALD GOOLSBY EXECUROR
                         DONALD GOOLSBY EXECUTOR

Notary: KATHY PETERS
          KATHY PETERS
COMMISSION EXP:2025